

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 6, 2018

<u>**Via E-Mail**</u>

Hunter Gary
President and Chief Executive Officer
Cadus Corporation
767 Fifth Avenue
New York, NY 10153

> **Re:** **Cadus Corporation**
> **PRER14A filed April 4, 2018 by Cadus Corporation**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed April 4, 2018 by Cadus Corporation et al.**
> **File No. 005-46485**

Dear Mr. Gary:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comments by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 2, 2018 letter. All defined terms used here have the same meaning as in your proxy statement.

Schedule 13E-3

Exhibit 99.(A)(1)

Summary, page 1

1.	We note your revised disclosures on pages 31-34 in response to prior comment 1 and reissue the prior comment in part. Please revise appropriate sections of the Summary to highlight the favorable tax benefits that will accrue to the Purchaser Group and the value of these tax benefits relative to the total amount that the Purchaser Group will need to pay in order to acquire all unaffiliated shares through the merger. Also, revise the Summary disclosure on page 5 to highlight that Alvarez & Marsal did not use these tax benefits in valuing the company for purposes of rendering its fairness opinion.

Position of the Purchaser Group as to the Fairness of the Merger, page 32

2.   We note your revised disclosure on page 32 indicating that the value of the tax benefits impacted the Purchaser Group's decision to increase its offer price. Please refer to Regulation M-A, Item 1013(d) and revise the disclosure on page 32 to quantify the value that the Purchaser Group attributes to the NOLs. In this regard, we note that the proxy does not indicate whether the Purchaser Group agrees with the $6.3 valuation that Alvarez & Marsal derived for information purposes. With reference to Item 1015(a), please also affirmatively state whether or not the Purchaser Group received any report, opinion, or appraisal from an outside party materially related to the transaction, including with respect to the tax benefits flowing to the Purchaser Group.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Joe McCann at (202) 551-6262 or me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk
Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Zachary Jacobs, Esq.
       Morrison Cohen, LLP